UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Arcos Dorados Holdings Inc. – Condensed Consolidated Financial Statements as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 17, 2021

Item 1

Arcos Dorados Holdings Inc.

Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of (loss) income, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in note 3 to the consolidated financial statements, the Company changed its method of accounting for leases. The Company adopted Accounting Standard Codification Topic 842, Leases (“ASC 842”), on January 1, 2019.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the account or disclosure to which they relate.

Impairment of long-lived assets for markets with impairment indicators
Description of the Matter

As of December 31, 2020, the carrying amount of long-lived assets is thousands of $1,618,946, including PPE, Leases right of use assets, net, and intangible assets. As a result of its impairment assessment exercise, the Company recorded a loss of thousands of $6,636, during 2020.

The Company operates in twenty countries in Latin America and the Caribbean with different economic and political circumstances. As explained in note 3 to the consolidated financial statements, management carries out an impairment assessment on long-lived assets annually, or whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable, that includes identifying the existence of impairment indicators at the country level. When impairment indicators are identified for any given country, an estimate of undiscounted future cash flows is prepared by the Company for each individual restaurant located in that country. The estimation of future cash flows requires management to make assumptions about the future business performance and other key inputs that entail significant judgments by management. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, including the effects of the COVID-19 outbreak mentioned in note 1, operating costs, inflation, competition and consumer and demographic trends.

Auditing this area is especially challenging because the process of estimation of undiscounted future cash flows implies the determination of key assumptions that are complex and highly judgmental. The key assumptions used by management in the impairment calculation include country economic indicators projections of sales, margin growth rates, capital expenditures and useful lives of long-lived assets. These key assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested controls of the impairment calculation process. For example, we identified and tested the operating effectiveness of the Company’s controls around the consistency of the estimation model inputs with the accounting records and the evaluation of the key assumptions made by management.

To test management assessment of impairment of long lived assets our audit procedures included, among others, testing the macroeconomic variables used by management, such as inflation rates and GDP growth, assessing the consistency between the estimated cash flows in the model and the business plan approved by management, comparing the remaining life of fixed assets with the accounting records and the clerical accuracy of the computations. Additionally, we evaluated the valuation methods used by management, including the key assumptions used in determining the undiscounted future cash flows of each restaurant. We also involved our valuation specialists to assist in evaluating the methodology and the key assumptions used in the future cash flows estimation by management. We also compared forecasts to business plans and previous forecasts of projected cash flows to actual results to assess management estimation process.

We also assessed the completeness of the related disclosures in note 3 to the consolidated financial statements.

Tax and labor contingencies
Description of the Matter

The Company has operations in Brazil representing 43% of the revenues of the group for the year ended December 31, 2020 and maintains a provision for tax and labor contingencies in that country that represents a 74% of the provision for contingencies balance of the group as of December 31, 2020. As described in note 18, the Company assesses the likelihood of any adverse judgments in labor claims or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position or labor claim.

Auditing the measurement of tax and labor contingencies related to certain claims and transactions was challenging because their measurement is complex, highly judgmental, and is based on interpretations of tax laws, case-law jurisprudence and requires estimating the future outcome of individual claims.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls around identification of matters, evaluation of tax and labor opinions, and tested management’s review controls over the assumptions made in the estimation of provisions and related disclosures.

To test the labor and tax contingencies provision, our audit procedures included, among others, involving personnel with specialized knowledge to assess the technical merits of the Company’s tax positions; assessing the Company’s correspondence with the relevant tax authorities; evaluating third-party tax opinions obtained by the Company; separately corresponding with certain key external tax and legal advisors of the Company, inspecting the minutes of the meetings of the Audit Committee and Board of Directors; obtaining confirmation letters from the group’s vice president of human resources and the group’s tax director, and evaluating the application of relevant tax law in the Company’s determination of its provision. As part of our evaluation, we have considered historical information to assess the assumptions made by management in relation to the potential outcomes.

We also evaluated the completeness of Company’s disclosures included in note 18 to the consolidated financial statements in relation to these matters.

/s/ Pistrelli, Henry Martin y Asociados S.R.L.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

We have served as the Company’s auditor since 2007.

Buenos Aires, Argentina

March 17, 2021

Arcos Dorados Holdings Inc.

Consolidated Statements of (Loss) Income

For the fiscal years ended December 31, 2020, 2019 and 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2020	2019	2018
Sales by Company-operated restaurants	$1,894,618	$2,812,287	$2,932,609
Revenues from franchised restaurants	89,601	146,790	148,962
Total revenues	1,984,219	2,959,077	3,081,571

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(677,087)	(1,007,584)	(1,030,499)
Payroll and employee benefits	(413,074)	(567,653)	(607,793)
Occupancy and other operating expenses	(624,154)	(799,633)	(803,539)
Royalty fees	(110,957)	(155,388)	(157,886)
Franchised restaurants – occupancy expenses	(43,512)	(61,278)	(67,927)
General and administrative expenses	(171,382)	(212,515)	(229,324)
Other operating (expenses) income, net	(10,807)	4,910	(61,145)
Total operating costs and expenses	(2,050,973)	(2,799,141)	(2,958,113)
Operating (loss) income	(66,754)	159,936	123,458
Net interest expense	(59,068)	(52,079)	(52,868)
(Loss) gain from derivative instruments	(2,297)	439	(565)
Gain from securities	25,676	—	—
Foreign currency exchange results	(31,707)	12,754	14,874
Other non-operating income (expenses), net	2,296	(2,097)	270
(Loss) income before income taxes	(131,854)	118,953	85,169
Income tax expense	(17,532)	(38,837)	(48,136)
Net (loss) income	(149,386)	80,116	37,033
Less: Net income attributable to non-controlling interests	(65)	(220)	(186)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(149,451)	$79,896	$36,847

(Loss) earnings per share information:
Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.73)	$0.39	$0.18
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	(0.73)	0.39	0.18

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Comprehensive (Loss) Income

For the fiscal years ended December 31, 2020, 2019 and 2018

Amounts in thousands of US dollars

	2020	2019	2018
Net (loss) income	$(149,386)	$80,116	$37,033

Other comprehensive (loss) income, net of tax:

Foreign currency translation	(76,382)	(12,246)	(63,130)
Post-employment benefits (expenses):
Loss recognized in accumulated other comprehensive loss	(195)	(55)	(418)
Reclassification of net loss to consolidated statement of income	236	864	494
Post-employment benefits (net of deferred income taxes of $70, $42 and $122).	41	809	76
Cash flow hedges:
Net gain (loss) recognized in accumulated other comprehensive loss	54,287	(5,185)	13,888
Reclassification of net (gain) loss to consolidated statement of income	(43,324)	85	(23,887)
Cash flow hedges (net of deferred income taxes of $(2,582), $1,290 and $4,062)	10,963	(5,100)	(9,999)
Total other comprehensive (loss) income	(65,378)	(16,537)	(73,053)
Comprehensive (loss) income	(214,764)	63,579	(36,020)
Less: Comprehensive income attributable to non-controlling interests	(42)	(142)	(52)
Comprehensive (loss) income attributable to Arcos Dorados Holdings Inc.	$(214,806)	$63,437	$(36,072)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Balance Sheet

As of December 31, 2020 and 2019

Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2020	2019
Current assets
Cash and cash equivalents	$165,989	$121,880
Short-term investment	—	25
Accounts and notes receivable, net	94,249	99,862
Other receivables	19,946	28,174
Inventories	33,601	37,815
Prepaid expenses and other current assets	100,469	117,612
Derivative instruments	702	—
McDonald’s Corporation’s indemnification for contingencies	575	—
Total current assets	415,531	405,368
Non-current assets
Miscellaneous	72,649	95,814
Collateral deposits	2,500	2,500
Property and equipment, net	796,532	960,986
Net intangible assets and goodwill	37,046	43,044
Deferred income taxes	55,567	68,368
Derivative instruments	121,901	57,828
McDonald’s Corporation’s indemnification for contingencies	1,259	1,612
Lease right of use asset, net	790,969	922,165
Total non-current assets	1,878,423	2,152,317
Total assets	$2,293,954	$2,557,685
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$209,535	$259,577
Royalties payable to McDonald’s Corporation	44,779	17,132
Income taxes payable	34,447	61,982
Other taxes payable	56,837	61,823
Accrued payroll and other liabilities	79,218	86,379
Provision for contingencies	2,024	2,035
Interest payable	11,947	9,936
Short-term debt	—	13,296
Current portion of long-term debt	3,129	3,233
Derivative instruments	4,727	9,907
Operating lease liabilities	56,828	70,147
Total current liabilities	503,471	595,447
Non-current liabilities
Accrued payroll and other liabilities	21,884	23,497
Provision for contingencies	24,924	24,123
Long-term debt, excluding current portion	773,445	623,575
Derivative instruments	14,534	3,598
Deferred income taxes	5,067	4,297
Operating lease liabilities	752,613	861,582
Total non-current liabilities	1,592,467	1,540,672
Total liabilities	$2,095,938	$2,136,119
Equity
Class A shares of common stock	$386,603	$383,204
Class B shares of common stock	132,915	132,915
Additional paid-in capital	11,540	13,375
Retained earnings	290,895	471,149
Accumulated other comprehensive loss	(584,860)	(519,505)
Common stock in treasury	(39,547)	(60,000)
Total Arcos Dorados Holdings Inc. shareholders’ equity	197,546	421,138
Non-controlling interests in subsidiaries	470	428
Total equity	198,016	421,566
Total liabilities and equity	$2,293,954	$2,557,685

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Cash Flows

For the fiscal years ended December 31, 2020, 2019 and 2018

Amounts in thousands of US dollars

	2020	2019	2018
Operating activities
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(149,451)	$79,896	$36,847
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	126,853	123,218	105,800
Loss (gain) from derivative instruments	2,297	(439)	565
Amortization and accrual of letter of credit fees and deferred financing costs	3,505	3,190	3,189
Gain of property and equipment sales	(201)	(664)	(2,030)
Deferred income taxes	471	(7,974)	648
Foreign currency exchange results	35,928	(11,656)	(15,388)
Accrued net share-based compensation expense	1,360	4,060	2,638
Impairment of long-lived assets and goodwill	7,721	9,063	19,117
Write-offs of property and equipment	4,501	4,733	4,167
Gain on Sales of restaurants businesses	—	(5,078)	(6,154)
Others, net	(10,234)	(955)	8,896
Changes in assets and liabilities:
Accounts payable	(23,993)	39,434	16,563
Accounts and notes receivable and other receivables	(13,210)	(27,988)	(35,770)
Inventories, prepaid and other assets	(25,032)	(21,802)	(12,074)
Income taxes payable	(5,825)	10,931	12,529
Other taxes payable	13,014	20,891	8,675
Interest payable	—	—	—
Accrued payroll and other liabilities and provision for contingencies	16,755	1,320	27,134
Royalties payable to McDonald’s Corporation	28,981	2,979	4,302
Others	2,526	322	77
Net cash provided by operating activities	15,966	223,481	179,731
Investing activities
Property and equipment expenditures	(86,311)	(265,235)	(197,041)
Purchases of restaurant businesses paid at acquisition date	(3,833)	(2,658)	—
Proceeds from sales of property and equipment and related advances	800	3,340	2,891
Proceeds from sales of restaurant businesses and related advances	—	4,818	10,158
Recovery of short-term investments	—	—	19,588
Other investing activity	638	(1,256)	620
Net cash used in investing activities	(88,706)	(260,991)	(163,784)
Financing activities
Issuance of 2027 Notes	153,375	—	—
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	(10,220)	(22,425)	(20,937)
Net short-term borrowings	(10,578)	13,159	—
Treasury stock purchases	—	(13,965)	(46,035)
Other financing activities	(6,568)	(6,401)	(6,470)
Net cash provided by used in financing activities	126,009	(29,632)	(73,442)
Effect of exchange rate changes on cash and cash equivalents	(9,160)	(8,260)	(53,714)
Increase (decrease) in cash and cash equivalents	44,109	(75,402)	(111,209)
Cash and cash equivalents at the beginning of the year	121,880	197,282	308,491
Cash and cash equivalents at the end of the year	$165,989	$121,880	$197,282
Supplemental cash flow information:
Cash paid during the year for:
Interest	$57,066	$52,458	$55,400
Income tax	22,502	34,092	32,188
Non-cash investing and financing activities:
Stock dividend payments to Arcos Dorados Holdings Inc.’s Shareholders, at cost	20,453	—	—
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	1,606	905	469

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Changes in Equity

For the fiscal years ended December 31, 2020, 2019 and 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in	Retained earnings	Accumulated other comprehensive	Common Stock in treasury		Total	Non-controlling
	Number	Amount	Number	Amount	capital		loss	Number	Amount		interests	Total
Balances at December 31, 2017	131,072,508	376,732	80,000,000	132,915	14,216	401,134	(429,347)	—	—	495,650	492	496,142
Net income for the year	—	—	—	—	—	36,847	—	—	—	36,847	186	37,033
Other comprehensive loss	—	—	—	—	—	—	(72,919)	—	—	(72,919)	(134)	(73,053)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.10 per share)	—	—	—	—	—	(20,937)	—	—	—	(20,937)	—	(20,937)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(174)	—	—	—	(174)	—	(174)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	520,565	3,113	—	—	(3,113)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	3,747	—	—	—	—	3,747	—	3,747
Treasury stock purchases	—	—	—	—	—	—	—	(6,360,826)	(46,035)	(46,035)	—	(46,035)
Dividends to non-controlling interests	—										(168)	(168)
Adoption of accounting standard ASC 606 - net of $1,555 of deferred income tax	—	—	—	—	—	(3,796)	—	—	—	(3,796)	—	(3,796)
Balances at December 31, 2018	131,593,073	379,845	80,000,000	132,915	14,850	413,074	(502,266)	(6,360,826)	(46,035)	392,383	376	392,759
Net income for the year	—	—	—	—	—	79,896	—	—	—	79,896	220	80,116
Other comprehensive (loss)	—	—	—	—	—	—	(16,459)	—	—	(16,459)	(78)	(16,537)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.11 per share)	—	—	—	—	—	(22,425)	—	—	—	(22,425)	—	(22,425)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(176)	—	—	—	(176)	—	(176)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	470,558	3,359	—	—	(3,359)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan					1,884					1,884		1,884
Treasury stock purchases	—	—	—	—	—	—	—	(1,632,776)	(13,965)	(13,965)	—	(13,965)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(90)	(90)
Adoption of ASU 2017-12	—	—	—	—	—	780	(780)	—	—	—	—	—
Balances at December 31, 2019	132,063,631	383,204	80,000,000	132,915	13,375	471,149	(519,505)	(7,993,602)	(60,000)	421,138	428	421,566
Net loss for the year	—	—	—	—	—	(149,451)	—	—	—	(149,451)	65	(149,386)
Other comprehensive loss	—	—	—	—	—	—	(65,355)	—	—	(65,355)	(23)	(65,378)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.05 per share)	—	—	—	—	—	(10,220)	—	—	—	(10,220)	—	(10,220)
Cash Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(130)	—	—	—	(130)	—	(130)
Stock Dividends to Arcos Dorados Holdings Inc.’s shareholders (75 shares per share)	—	—	—	—	—	(20,453)	—	2,723,614	20,453	—	—	—
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	472,130	3,399	—	—	(3,399)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	1,564	—	—	—	—	1,564	—	1,564
Balances at December 31, 2020	132,535,761	386,603	80,000,000	132,915	11,540	290,895	(584,860)	(5,269,988)	(39,547)	197,546	470	198,016

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned Company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). See Note 4 for details. Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guyana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027. On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

COVID - 19

On March 11, 2020, a novel virus known as COVID-19 was declared by the World Health Organization’s (WHO) as a pandemic, resulting in federal, state and local governments mandating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories, curfews and quarantining of people who may have been exposed to the virus. In order to comply with these government measures, some of our markets closed all restaurants for a period of time, especially from the end of March through the middle of April 2020. During that period, approximately 50% of our entire restaurant footprint was fully closed. These limitations have significantly disrupted the Company’s business operations with a negative impact on the Company’s financial results, including a decline in revenues as well as cash from operations. However, starting in the middle of April 2020, we began steadily re-opening restaurants and were able to resume operating at least one sales channel, such as drive-thru, delivery and/or take away, in nearly all restaurants, as well as, the vast majority of our dessert centers by December 31, 2020.

In order to mitigate the impact on Company’s business, results of operations, financial conditions and outlook, the Company has implemented several cash preservation measures including, but not limited to, reducing costs and expenses, limiting capital expenditures and renegotiating terms and conditions with lessors and other suppliers of goods and services. The Company expects to continue with cash preservation measures while the environment remains dynamic. In addition, on July 6, 2020, the Company announced the cancellation of the two remaining cash dividend installments to be paid in August and December, 2020 and approved a stock dividend distributed on August, 2020. See note 23 for details. Moreover, McDonald’s granted the Company a deferral of all the royalty payments due related to sales in March, April, May, June and July 2020 until the first half of 2021; a reduction in the adverting and promotion spending requirements from 5% to 4% for the annual period 2020 and the withdrawal of the previously-agreed restaurant opening and reinvestment plan, agreeing in place of this obligation a plan for 2021 only. In addition, McDonald’s provided the Company with a growth support which is expected to result in a consolidated royalty effective rate of about 5.3% in 2021.See note 18 for details.

Furthermore, the Company had drawn short-term debt in most of its Territories, from March to September 2020, in order to maintain liquidity. Short-term debt was $136 million, $158.2 million, $11 million and $nil at the end of each quarter

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

COVID - 19 (continued)

during 2020. On September 11, 2020 the Company announced the issuance of $150 million aggregate principal amount of 2027 Notes. See Note 12 for further information. The proceeds from the aggregate 2027 Notes were used mainly to repay short-term indebtedness. As the cash flow from operations has been stabilized during the second quarter of the year and sequential sales recovery continue quarter by quarter, the Company does not expect significant increases in short-term debt. However, all short-term lines are available if needed. Additionally, in order to extend the maturity profile of the long-term debt, on September 15, 2020 the Company launched an offer to exchange any and all of the 2023 Notes for newly issued 2027 Notes. As a result of this exchange, the Company issued 2027 Notes for an aggregate principal amount of $138,354. See Note 12 for further information.

Additionally, the Company benefited from some government measures enacted in Latin America and the Caribbean to help companies deal with the economic fallout of the COVID-19 pandemic. Government measures include: modification of existing regulations to reduce workdays or tax costs, tax payment deferral and subsidies related to labor costs, among others. All subsidies granted were recognized on a systematic basis over the periods in which the related expenses were recorded, within “payroll and employee benefits” or “General and administrative expenses” in the consolidated statement of income. The Company fulfils all the terms and conditions required by the governments to maintain the benefits granted. Although as of December 31, 2020, some of the government measures continued in force, the Company cannot predict the extent or duration of current or forthcoming programs.

The Company believes in its ability to obtain the sources of liquidity and capital resources that are necessary in this challenging economic environment and also believes that its liquidity and capital resources, including working capital, are adequate for its present requirements and business operations and will be adequate to satisfy its currently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.

2.	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

3.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Foreign currency matters (continued)

currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of (loss) income.

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the immediate parent company (US dollars for Venezuelan operation, Brazilian reais (“BRL”) for Argentinian operation from July 2018 to June 2020 and US dollars since July 2020). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity. In addition, in these territories, there are foreign currency restrictions. Since 2019, in Argentina several measures have been adopted including, among others: (i) limitation to hoarding and consumption in foreign currency for natural persons, (ii) taxes to increase the official exchange rate, (iii) approvals issued by the Central Bank of Argentina to access foreign currency to settle imports of goods or services, principal and interest from financial payables to foreign parties, profits and dividends. See Note 22 for information about foreign currency restrictions in Venezuela.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of purchase, to be cash equivalents.

Revenue recognition

The Company’s revenues consist of sales by Company-operated restaurants and revenues from restaurants operated by franchisees. Sales by Company-operated restaurants are recognized at the point of sale. The Company presents sales net of sales tax and other sales-related taxes. Revenues from restaurants operated by franchisees include rental income, initial franchise fees and royalty income. Rental income is measured on a monthly basis based on the greater of a fixed rent, computed on a straight-line basis, or a certain percentage of gross sales reported by franchisees. Initial franchise fees represent the difference between the amount the Company collects from the franchisee and the amount the Company pays to McDonald’s Corporation upon the opening of a new restaurant. Royalty income represents the difference, if any, between the amount the Company collects from the franchisee and the amount the Company is required to pay to McDonald’s Corporation. Royalty income is recognized in the period earned.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASC 606), “Revenue Recognition - Revenue from Contracts with Customers”, which amends the guidance in former ASC 605, “Revenue Recognition”, and requires entities to recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

On January 1, 2018, the Company adopted this new accounting standard using modified retrospective method and concluded that the sole source of revenue affected is the initial franchise fee. The Company's previous accounting policy was to recognize it when a new restaurant opens or at the start of a new franchise term, however, in accordance with the new guidance, the initial franchise services are not distinct from the continuing rights or services offered during the term of the franchise agreement and should be treated as a single performance obligation. As such, initial franchise fees received are deferred over the term of the franchise agreement.

In accordance with the modified retrospective method, the Company recognized the cumulative effect of applying the new standard at the date of initial application with no restatement to the comparative information. Furthermore, the changes made to the consolidated balance sheet as of January 1, 2018 for the adoption of ASC 606 were as follows:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Revenue recognition (continued)

Balance Sheet	Balance at December 31, 2017	Adjustments Due to ASC 606	Balance at January 1, 2018
ASSETS
Non-current Assets
Deferred income taxes	74,299	1,555	75,854
LIABILITIES AND EQUITY
Current liabilities
Accrued payroll and other liabilities	119,088	339	119,427
Non-current liabilities
Accrued payroll and other liabilities	29,366	5,012	34,378
EQUITY
Retained earnings	401,134	(3,796)	397,338

The disclosure of the impact of adoption on the consolidated balance sheet and income statements, as of December 31, 2018 and for the fiscal year ended December 31, 2018, were as follows:

	As of December 31, 2018
Balance Sheet	As Reported	Balances Without Adoption of ASC 606	Effect of Change
ASSETS
Non-current Assets
Deferred income taxes	58,334	56,522	1,812
LIABILITIES AND EQUITY
Current liabilities
Accrued payroll and other liabilities	94,166	93,770	396
Non-current liabilities
Accrued payroll and other liabilities	35,322	29,495	5,827
EQUITY
Retained earnings	413,074	417,485	(4,411)

	For the fiscal year ended December 31, 2018
Income Statement	As Reported	Balances Without Adoption of ASC 606	Effect of Change

Revenues from franchised restaurants	148,962	149,834	(872)
Income tax expense	(48,136)	(48,393)	257

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees, debit, credit and delivery vendor receivables. Accounts receivable are initially recorded at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover the expected credit losses. In judging the adequacy of the allowance for doubtful accounts, the Company follows ASC 326 "Financial Instruments - Credit Losses" considering, multiple factors including historical bad debt experience, the aging of the receivables, the current economic environment, remote risks of loss and future economic conditions.

Other receivables

As of December 31, 2020, other receivables primarily consist of related party receivables, value-added tax and other tax receivables, insurance claim receivables, amounting to $10,110. As of December 31, 2019, other receivables primarily consist of insurance claim receivables, value-added tax, other tax receivables and related party receivables, amounting to $17,046.

Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both company-operated and franchise restaurants while equipment costs primarily relate to company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed – when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include renewal options; and equipment 3 to 10 years.

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements, letter of credit fees and others.

The Company follows the provisions of ASC 350-40-30 within ASC 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight-line basis.

The Company is required to pay to McDonald’s Corporation an initial franchisee fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Intangible assets, net (continued)

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchised restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and operating conditions for the acquired restaurants. The reacquired franchise right is measured using a valuation technique that considers restaurant's cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Letter of credit fees are amortized on a straight-line basis over the term of the Letter of Credit.

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets (including property and equipment, intangible assets with definite useful lives and lease right of use asset, net) for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

The Company assessed all markets for impairment indicators during the fourth quarter of 2020, 2019 and 2018. However, as a consequence of the impact that the spread of COVID-19 caused in Company’s operations, during 2020 the Company performed impairment testing of its long-lived assets in some territories in previous quarters; as well as it did during 2018 in Venezuela as a consequence of currency exchange rate changes. As a result of those assessments, the Company concluded that the second step was required to be performed as a component of the impairment testing of its long-lived assets on a per store basis, in: Ecuador, Puerto Rico, Mexico, Peru, Aruba, USVI, Venezuela, Colombia, Trinidad and Tobago, Curacao, Panama and Argentina for the fiscal years ended December 31, 2020; Curacao, Puerto Rico, Mexico, Peru, Aruba, USVI, Venezuela, Colombia and Trinidad and Tobago for the fiscal year ended December 31, 2019 and in Ecuador, Aruba, Puerto Rico, Mexico, Peru, USVI, Venezuela, Colombia and Trinidad and Tobago for the fiscal years ended December 31, 2018.

As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income (expenses), net on the consolidated statements of income:

Fiscal year	Markets	Total
2020	Mexico, Puerto Rico, USVI, Peru, Aruba, Colombia, Venezuela, Ecuador, Panama and Argentina	$6,636
2019	Mexico, Puerto Rico, USVI, Peru, Aruba, Curacao, Colombia and Venezuela	8,790
2018	Mexico, Puerto Rico, USVI, Peru, Colombia, Venezuela and Trinidad and Tobago.	18,950

While the extent and duration of the economic fallout from the COVID-19 pandemic remains unclear, the Company will be monitoring the situation closely.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis during the fourth quarter, or when an impairment indicator exists. The impairment test compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill.

In assessing the recoverability of the goodwill, the Company considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors. Estimates of future cash flows are highly subjective judgments based on the Company’s experience and knowledge of its operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends.

As a result of the analyses performed during the fiscal years 2020, 2019 and 2018, the Company recorded the following impairment charges, related to goodwill generated in the acquisition of franchised restaurants, for the markets indicated below within Other operating (expenses) income, net on the consolidated statements of income:

Fiscal year	Markets	Total
2020	Mexico	$1,085
2019	Ecuador	273
2018	Peru	167

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $60,855, $115,568 and $120,839 in 2020, 2019 and 2018, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $26,486, $43,039 and $43,940 in 2020, 2019 and 2018, respectively.

Accounting for income taxes

The Company records deferred income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The guidance requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is regularly audited by tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax liabilities are recorded when, in management’s judgment, an uncertain tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management’s assessment of how the tax position will ultimately be settled. The Company records interest and penalties on unrecognized tax benefits in the provision for income taxes.

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Accounts payable outsourcing (continued)

better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2020 and 2019, $13,354 and $8,896, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 17 for details of the outstanding plans and the related accounting policies.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either shareholders’ equity as accumulated other comprehensive loss or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Severance payments

Under certain laws and labor agreements of the countries in which the Company operates, the Company is required to make minimum severance payments to employees who are dismissed without cause and employees leaving its employment in certain other circumstances. The Company accrues severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and can be reasonably estimated. Otherwise, severance payments are expensed as incurred.

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. See Note 18 for details.

Comprehensive (loss) income

Comprehensive (loss) income includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation losses and gains, unrealized results on cash flow hedges as well as unrecognized post-retirement benefits as components of comprehensive (loss) income.

Sales of property and equipment and restaurant businesses

The Company recognizes the sale of property and equipment when: (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Sales of property and equipment and restaurant businesses (continued)

earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The sale of restaurant businesses, related to the refranchising of company-operated restaurants, is recognized when the Company transfers substantially all of the risks and rewards of ownership.

In order to determine the gain or loss on the disposal, the goodwill associated with the sold of property and equipment and restaurant business, if any, is considered within the carrying value. The amount of goodwill to be included in that carrying amount is based on the relative fair value of the item to be disposed and the portion of the reporting unit that will be retained.

During fiscal years 2020, 2019 and 2018, the Company recorded results from sales of property and equipment and restaurant businesses, amounting to $201, $6,415 and $8,184, respectively, included within “Other operating (expenses) income, net”.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which modifies lease accounting for lessees to increase transparency and comparability by recording a right-of-use asset and lease liability on their balance sheet for operating leases. Entities need to disclose qualitative and quantitative information about their leases, including characteristics and amounts recognized in the financial statements. This standard was effective for annual periods beginning after December 15, 2018, including interim periods.

The Company adopted ASU 2016-02 in its first quarter of 2019 utilizing the modified retrospective method, without restatement of comparative financial information periods, and applied the package of practical expedients permitted under the transition guidance within the standard which, among other things, allowed the Company to carry forward the historical lease classification. The adoption, and the ultimate effect on the consolidated financial statements, was based on an evaluation of the contract-specific facts and circumstances. The Company adoption of the standard resulted in the recognition of lease right-of-use assets and lease liabilities of $913 million, as of January 1, 2019. The right-of-use assets and lease liabilities were recognized at the commencement date based on the present value of the remaining future minimum lease payments, which include options that are reasonably assured of being exercised. As the interest rate implicit in the Company’s leases was not readily determinable, the Company utilizes its incremental borrowing rate to discount the lease payments.

Furthermore, the changes made to the consolidated balance sheet as of January 1, 2019 for the adoption of ASC 842 were as follows:

Consolidated Balance Sheet	Balance at December 31, 2018	Adjustments Due to ASC 842	Balance at January 1, 2019
ASSETS
Non-current assets
Lease right of use asset, net	—	896,682	896,682	(i)
LIABILITIES AND EQUITY
Current liabilities
Operating lease liabilities	—	72,272	72,272	(ii)
Non-current liabilities
Accrued payroll and other liabilities	35,322	(16,404)	18,918	(iii)
Operating lease liabilities	—	840,814	840,814	(iv)

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Recent accounting pronouncements (continued)

(i) Represents capitalization of operating lease right of use assets of $913,086 net of the reclassification of straight-line rent accrual of $16,404.

(ii) Represents recognition of current portion of operating lease liabilities.

(iii) Represents reclassification of straight-line rent accrual to lease right of use asset, net.

(iv) Represents recognition of non-current portion of operating lease liabilities.

The standard did not have a significant impact on the Company’s consolidated statements of income and cash flows, except for the exchange results related to lease liabilities denominated in other currencies than its functional one. The disclosure of the impact of adoption on the consolidated balance sheet and income statement, as of December 31, 2019 and for the fiscal year ended in December 31, 2019, were as follows:

	As of December 31, 2019
Consolidated Balance Sheet	As Reported	Balances Without Adoption of ASC 842	Effect of Change
ASSETS
Non-current assets
Lease right of use asset, net	922,165	—	922,165
LIABILITIES AND EQUITY
Current liabilities
Operating lease liabilities	70,147	—	70,147
Non-current liabilities
Accrued payroll and other liabilities	23,497	41,084	(17,587)
Operating lease liabilities	861,582	—	861,582
EQUITY
Retained earnings	471,149	467,560	3,589
Accumulated other comprehensive loss	(519,505)	(523,939)	4,434

	For the fiscal year ended December 31, 2019
Consolidated Statement of Income	As Reported	Balances Without Adoption of ASC 842	Effect of Change

Foreign currency exchange results	12,754	9,165	3,589

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.” ASU 2017-12 expanded components of fair value hedging, specifies the recognition and presentation of the effects of hedging instruments, and eliminates the separate measurement and presentation of hedge ineffectiveness. The Company adopted the new standard during this year and applied the presentation and disclosure guidance on a prospective basis. The adoption of the standard did not have a material impact on the Company's consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments–Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which modifies the measurement and recognition of expected credit losses on financial assets. The Company adopted this guidance effective January 1, 2020, prospectively. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements. The Company will continue to actively monitor the impact of the COVID-19 pandemic on expected losses.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Recent accounting pronouncements (continued)

No other new accounting pronouncement issued or effective during the periods had or is expected to have a material impact on the Company’s consolidated financial statements.

4.	Acquisition of businesses

LatAm Business

On August 3, 2007, the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean for a final purchase price of $698,080.

The acquisition of the LatAm business was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. When the fair value of the net assets acquired exceeded the purchase price, the resulting negative goodwill was allocated to partially reduce the fair value of the non-current assets acquired on a pro-rata basis.

In connection with this transaction, ADBV and certain subsidiaries (the “MF subsidiaries”) also entered into 20-year Master Franchise Agreements (“MFAs”) with McDonald’s Corporation which grants to the Company and its MF subsidiaries the following:

i.	The right to own and operate, directly or indirectly, franchised restaurants in each territory;

ii.	The right and license to grant sub franchises in each territory;

iii.	The right to adopt and use, and to grant the right and license to sub franchisees to adopt and use, the system in each territory;

iv.	The right to advertise to the public that it is a franchisee of McDonald’s;

v.	The right and license to grant sub franchises and sublicenses of each of the foregoing rights and licenses to each MF subsidiary.

The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. The amount to be paid during the first 10 years of the MFAs was equal to 5% of the US dollar equivalent of the gross product sales of each of the franchised restaurants. This percentage increased to 6% for the subsequent 5-year period and will increase to 7% during the last 5-year period of the agreement. Payment of monthly royalties is due on the seventh business day of the next calendar month. As a consequence of the negative impacts of the spread of COVID-19 on the Company’s operations, McDonald’s granted the Company a deferral of all the royalty payments due related to sales in March, April, May and July 2020 until the first half of 2021.

Pursuant to the MFAs provisions, McDonald’s Corporation has the right to (a) terminate the MFAs, or (b) exercise a call option over the Company’s shares or any MF subsidiary, if the Company or any MF subsidiary (i) fails to comply with the McDonald’s System (as defined in the MFAs), (ii) files for bankruptcy, (iii) defaults on its financial debt payments, (iv) substantially fails to achieve targeted openings and reinvestments requirements, or (v) upon the occurrence of any other event of default as defined in the MFAs.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Acquisition of businesses (continued)

Other acquisitions

During fiscal years 2020, 2019 and 2018, the Company acquired certain franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Purchases of restaurant businesses:	2020	2019	2018
Property and equipment	$16,756	$1,471	$413
Identifiable intangible assets	4,922	1,347	56
Goodwill	1,224	1,589	—
Assumed debt	—	(77)	—
Gain on purchase of franchised restaurants	(1,708)	(767)	—
Purchase price	21,194	3,563	469
Seller financing	(1,000)	—	—
Settlement of franchise receivables	(16,361)	(905)	(469)
Net cash paid at acquisition date	$3,833	$2,658	$—

Since the acquisition of the McDonald’s business in Latin America and the Caribbean, Puerto Rican franchisees had filed some lawsuits against McDonald’s Corporation and certain subsidiaries purchased by the Company. On December 28, 2019 and March 31, 2020, the Company reached confidential settlement agreements with these franchisees, finalizing all controversies and disputes among the parties. As a consequence of the agreements, during January and May 2020, the Company acquired all the restaurants pertaining to the Puerto Rican franchisees, increasing its property and equipment in $14,290.

5.	Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year-end:

	2020	2019
Receivables from franchisees	$45,427	$63,618
Debit and credit card receivables	38,388	43,741
Meal voucher receivables	4,857	13,017
Notes receivable	6,163	1,928
Allowance for doubtful accounts	(586)	(22,442)
	$94,249	$99,862

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year-end:

	2020	2019
Prepaid taxes	$48,781	$73,932
Prepaid expenses	30,175	24,266
Promotion items and related advances	20,701	19,092
Others	812	322
	$100,469	$117,612

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Miscellaneous

Miscellaneous consist of the following at year-end:

	2020	2019
Judicial deposits	$36,943	$46,148
Tax credits	10,365	21,067
Prepaid property and equipment	5,967	7,770
Notes receivable	4,484	5,876
Rent deposits	2,991	3,196
Others	11,899	11,757
	$72,649	$95,814

8.	Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2020	2019
Land	$134,148	$146,517
Buildings and leasehold improvements	657,652	710,046
Equipment	734,995	784,181
Total cost	1,526,795	1,640,744
Total accumulated depreciation	(730,263)	(679,758)
	$796,532	$960,986

Total depreciation expense for fiscal years 2020, 2019 and 2018 amounted to $115,031, $111,638 and $94,490, respectively.

9.	Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2020	2019
Net intangible assets (i)
Computer software cost	$69,999	$75,224
Initial franchise fees	14,223	16,146
Reacquired franchised rights	16,884	13,296
Letter of credit fees	940	940
Others	1,000	1,000
Total cost	103,046	106,606
Total accumulated amortization	(71,601)	(70,345)
Subtotal	31,445	36,261

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Net intangible assets and goodwill (continued)

Goodwill (ii)	2020	2019
Brazil	3,196	4,124
Argentina	1,276	1,585
Chile	1,047	988
Colombia	82	86
Subtotal	5,601	6,783
	$37,046	$43,044

(i)	Total amortization expense for fiscal years 2020, 2019 and 2018 amounted to $11,822, $11,580 and $11,310, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $12,581 for 2021, $8,017 for 2022; $2,714 for 2023; $1,768 for 2024; $1,739 for 2025; and thereafter $4,626.

(ii)	Related to the acquisition of franchised restaurants (Brazil, Argentina, Chile and Colombia) and non-controlling interests in Chile.

10.	Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2020	2019
Current:
Accrued payroll	$59,772	$77,087
Accrued expenses	14,993	6,586
Other liabilities	4,453	2,706
	$79,218	$86,379
Non-current:
Phantom RSU award liability	$2,730	$2,102
Deferred revenues - Initial franchise fee	4,612	5,802
Deferred income	6,075	6,392
Security deposits	5,976	6,836
Other liabilities	2,491	2,365
	$21,884	$23,497

11.	Short-term debt

Short-term debt consists of the following:

	2020	2019
Short-term bank loans (i)	—	10,794
Revolving Credit Facility (ii)	—	2,500
Bank overdrafts	—	2
	$—	$13,296

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Short-term debt (continued)

(i)	Short-term bank loans

As of December 31, 2019, comprised two loans. In Brazil, granted by Banco Bradesco S.A, amounting to $7,454, which matured in February 2020 and the interest rate was the Interbank Market reference interest rate (known in Brazil as “CDI” Certificados de Depósitos Interbancários) plus 0.67% per year. In Argentina, granted by Banco de la Ciudad de Buenos Aires, amounting to $3,340 which matured in January 2020 and the interest rate was 54% per year. Brazilian and Argentinian loans were renewed during 2020 and cancelled in September 2020 and October 2020, respectively.

(ii)	Revolving credit facility

On December 11, 2020, the Company renewed its committed revolving credit facility with JPMorgan Chase Bank, N.A (JPMorgan), for up to $25 million maturing on December 11, 2021. This revolving credit facility will permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty. Each loan made under this agreement will bear interest annually at LIBOR plus 3% that will be payable on the date of any prepayment or at maturity.

The obligations of the Company under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The revolving credit facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws. In addition, the Company is required, among others, to: maintain unrestricted cash, cash equivalents and/or marketable securities in a minimum aggregate amount equal to $50 million.; and (ii) comply, as of the last day of each quarter during the agreement, with a consolidated net indebtedness (including interest payable) to EBITDA ratio lower than:

As of December 31, 2020	9.5
As of March 31, 2021	15.25
As of June 30, 2021	5.25
As of September 30, 2021	4.25

As of December 31, 2020, the Company’s net indebtedness (including interest payable) to EBITDA ratio was 7.62 and thus it is currently in compliance with the ratio requirement.

The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

No amounts are due at the date of issuance of these consolidated financial statements in connection with this revolving credit facility. As of December 31, 2019, there was $2.5 million related to a previous committed revolving credit facility between ADBV and Bank of America that was not renewed after its maturity.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt

Long-term debt consists of the following at year-end:

	2020	2019
2027 Notes	$553,354	$265,000
2023 Notes	216,593	348,069
Finance lease obligations	5,941	5,419
Other long-term borrowings	10,199	13,284
Subtotal	786,087	631,772
Discount on 2023 Notes	(1,147)	(2,504)
Discount on 2027 Notes	(7,358)	—
Premium on 2023 Notes	427	937
Premium on 2027 Notes	3,206	—
Deferred financing costs	(4,641)	(3,397)
Total	776,574	626,808
Current portion of long-term debt	3,129	3,233
Long-term debt, excluding current portion	$773,445	$623,575

2027 and 2023 Notes

The following table presents additional information related to the 2027 and 2023 Notes (the "Notes"):

			Principal as of December 31,
	Annual interest rate	Currency	2020	2019	Maturity
2027 Notes	5.875%	USD	$553,354	$265,000	April 4, 2027
2023 Notes	6.625%	USD	216,593	348,069	September 27, 2023

	Interest Expense (i)			DFC Amortization (i)			Amortization of Premium/Discount, net (i)
	2020	2019	2018	2020	2019	2018	2020	2019	2018
2027 Notes	$20,269	$15,569	$15,569	$402	$299	$299	$133	$—	$—
2023 Notes	20,882	23,060	23,060	294	323	323	371	402	397

(i)	These charges are included within "Net interest expense" in the consolidated statements of income.

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs ("DFC") and are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt (continued)

2027 and 2023 Notes (continued)

On June 1, 2016, the Company launched a cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, received a redemption price equal to 101%. As a consequence of this transaction, the Company redeemed 16.90% of the outstanding principal. The total payment was $80,800 (including $800 of early tender payment) plus accrued and unpaid interest.

The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

Furthermore, on March 16, 2017, the Company launched a second cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 104%, which expired on April 12, 2017. The holders who tendered their 2023 Notes prior to March 29, 2017, received a redemption price equal to 107%. As a consequence of this transaction, the Company redeemed 11.6% of the outstanding principal. The total payment was $48,885 (including $3,187 of early tender payment) plus accrued and unpaid interest. The results related to the second cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

On September 15, 2020 the Company launched an offer to exchange any and all of 2023 Notes for an additional issuance of 2027 Notes that expired on October 13, 2020 (the “expiration date”). The purpose of the exchange offer was to extend the maturity profile of the Company’s long-term debt. The settlement date was on October 15, 2020. Eligible holders who validly tendered their 2023 Notes for exchange prior to September 28, 2020 (the “early participation date”), received $1,055 (expressed as whole number) of 2027 Notes per $1,000 (expressed as whole number) of 2023 Notes at the settlement date. Eligible holders who validly tendered their 2023 Notes for exchange after the early participation date, but on or prior to the expiration date received $1,005 (expressed as whole number) of 2027 Notes per $1,000 (expressed as whole number) of 2023 Notes at the settlement date. In addition, any fractional portion of the 2027 Notes less than $1,000 (expressed as whole number) and accrued and unpaid interest were paid in cash.

As of September 28, 2020, the early participation date, the Company accepted to exchange $126,801 of 2023 Notes, representing 36.43% of the outstanding principal amount of the 2023 Notes. In addition, on October 13, 2020, the Company accepted to exchange $4,675, representing 1.34% of the outstanding principal amount of 2023 Notes. On October 15, 2020, the Company issued $133,668 of 2027 Notes, paid $107.1 for fractional portion and $180.1 for accrued and unpaid interest related to the early participation and $4,686 of 2027 Notes, paid $12.4 for fractional portion and $7.1 for unpaid interest related to the exchange after the early participation date.

On April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). The proceeds from this issuance of the 2027 Notes were used to repay the Secured Loan Agreement, unwind the related derivative instruments, pay the principal and premium on the 2023 Notes (in connection with the aforementioned second tender offer) and for general purposes. In addition, on September 11, 2020, the Company issued additional 2027 Notes for an aggregate principal amount of $150 million at a price of 102.250%. The proceeds from the second issuance were used mainly to repay short-term indebtedness. Periodic payments of principal are not required, and interest is paid semi-annually commencing on October 4, 2017. The Company incurred $3,001 of financing costs related to the first issuance of 2027 Notes and $2,000 related to the second issuance, which were capitalized as DFC and are being amortized over the life of the notes.

The Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness;

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Long-term debt (continued)

2027 and 2023 Notes (continued)

(ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Other required disclosure

At December 31, 2020, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2021	$3,129	$47,999	$51,128
2022	4,126	47,796	51,922
2023	219,204	47,527	266,731
2024	2,204	32,949	35,153
2025	553	32,832	33,385
Thereafter	556,871	50,632	607,503
Total payments	786,087	259,735	1,045,822
Interest	—	(259,735)	(259,735)
Discount on 2023 Notes	(1,147)	—	(1,147)
Discount on 2027 Notes	(7,358)	—	(7,358)
Premium on 2023 Notes	427	—	427
Premium on 2027 Notes	3,206	—	3,206
Deferred financing cost	(4,641)	—	(4,641)
Long-term debt	$776,574	$—	$776,574

13.	Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2020 and 2019:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	2020	2019	Balance Sheets Location	2020	2019
Derivatives designated as hedging instruments
Cash Flow hedge

Forward contracts	Other receivables	$—	$259	Accrued payroll and other liabilities	$(1,264)	$(532)
Cross-currency interest rate swap	Derivative instruments	86,534	37,219	Derivative instruments	(6,194)	(8,179)
Call spread	Derivative instruments	21,858	20,609	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	3,591	—	Derivative instruments	—	(5,326)
Subtotal		111,983	58,087		(7,458)	(14,037)
Derivatives not designated as hedging instruments

Forward contracts	Other receivables	—	20	Accrued payroll and other liabilities	—	—
Call spread	Derivative instruments	3,798	—	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	202	—	Derivative instruments	(5,017)	—
Call Spread + Cupon-only swap	Derivative instruments	6,620	—	Derivative instruments	(8,050)	—
Subtotal		10,620	20		(13,067)	—
Total derivative instruments		$122,603	$58,107		$(20,525)	$(14,037)

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2020, the Company had forward contracts outstanding with a notional amount of $20,276 that mature during 2021.

The Company made net collections totaling $1,757, $711 and $75 during fiscal years 2020, 2019 and 2018, respectively, as a result of the net settlements of these derivatives.

Cross-currency interest rate swap

The Company entered into four cross-currency interest rate swap agreements to hedge all the variability of the principal and interest collections of its BRL intercompany loan receivables with ADBV. The agreements were signed during November 2013 (amended in February 2017), June and July 2017 and October 2020. The following table presents information related to the terms of the agreements:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Cross-currency interest rate swap (continued)

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
JP Morgan Chase Bank, N.A.	BRL	108,000	13%		$35,400	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%		$30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%		$30,000	6.29%	March 31/ September 30	September 2023
Citibank N.A.	BRL	112,738	13%		$20,049	8.08%	March 31/ September 30	September 2023

During April 2017, the Company’s Brazilian subsidiary entered into similar agreements in order to hedge all the variability in a portion (50%) of the principal and interest payable of certain intercompany loan payables nominated in US dollar.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
BAML (i)	BRL	156,250	13.64%		$50,000	6.91%	March 31/ September 30	April 2027
Banco Santander S.A.	BRL	155,500	13.77%		$50,000	6.91%	June 30/ December 31	September 2023

(i)	Bank of America Merrill Lynch Banco Múltiplo S.A.

The Company paid $4,031, $8,692 and $10,671 of net interest during the fiscal years ended December 31, 2020, 2019 and 2018, respectively.

Call spread

During April 2017, the Company’s Brazilian subsidiary entered into two call spread agreements in order to hedge all variability in a portion (50%) of the principal of certain intercompany loan payables nominated in US dollar. Call spread agreements consist of a combination of two call options: the Company bought an option to buy US dollar at a strike price equal to the BRL exchange rate at the date of the agreements, and wrote an option to buy US dollar at a higher strike price than the previous one. Both pair of options have the same notional amount and are based on the same underlying with the same maturity date.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Call spread (continued)

The following table presents information related to the terms of the agreements:

Bank	Nominal Amount		Strike price		Maturity
	Currency	Amount	Call option written	Call option bought
Citibank S.A.		$50,000	4.49	3.11	September 2023
JP Morgan S.A.		$50,000	5.20	3.13	April 2027

Coupon-only swap

During April 2017, the Company’s Brazilian subsidiary entered into two coupon-only swap agreements in order to hedge all the variability in a portion (50%) in the interest payable related to the intercompany loan aforementioned.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
Citibank S.A.	BRL	155,500	11.08%		$50,000	6.91%	June 30/ December 31	September 2023
JP Morgan S.A.	BRL	156,250	11.18%		$50,000	6.91%	March 31/ September 30	April 2027

The Company paid $197, $2,036 and $2,900 of net interest during the fiscal years ended December 31, 2020, 2019 and 2018, respectively, related to these agreements.

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive income for the fiscal years ended December 31, 2020, 2019 and 2018 for each type of derivative relationship:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Additional disclosures (continued)

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative			(Gain) Loss Reclassified from Accumulated OCI into (loss) income (i)
	2020	2019	2018	2020	2019	2018
Forward contracts	$904	$(10)	$731	$(1,895)	$(711)	$(75)
Cross-currency interest rate swaps	55,124	(8,506)	11,279	(37,376)	2,056	(18,888)
Call Spread	6,758	4,377	4,034	(18,153)	(3,561)	(15,421)
Coupon-only swap	8,604	(1,889)	1,864	(421)	1,860	2,415
Total	$71,390	$(6,028)	$17,908	$(57,845)	$(356)	$(31,969)

(i)	The results recognized in income related to forward contracts were recorded as an adjustment to food and paper. The net gain (loss) recognized in income, related to cross-currency interest rate swaps is presented as follows:

Adjustment to:	2020	2019	2018
Foreign currency exchange results	$40,353	$6,346	$28,588
Net interest expense	(2,977)	(8,402)	(9,700)
Total	$37,376	$(2,056)	$18,888

The results recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

Derivatives not designated as hedging instruments

In October 2020, the Company’s Brazilian subsidiary enters into certain derivatives that are not designated as hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings, within "Gain (loss) from derivative instruments". These agreements are:

–	A call spread with JPMorgan. It consists of a combination of two call options likewise the ones previously mention. This agreement matures in April 2027.

The following table presents information related to the terms of the agreements:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Derivative instruments (continued)

Derivatives not designated as hedging instruments (continued)

Nominal Amount		Strike price
Currency	Amount	Call option written	Call option bought
	$30,000	8.20	5.62

–	A coupon-only swap with JP Morgan that matures in April 2027.

The following table presents information related to the terms of the agreements:

Payable			Receivable			Interest payment dates
Currency	Amount	Interest rate (i)	Currency	Amount	Interest rate
BRL	168,690	CDI plus 2.42%		$30,000	5.46%	April 30/ October 31

(i) “CDI” Certificados de Depósitos Interbancários

–	A combination of call spread + coupon only swap into one agreement with Itau Unibanco S.A, that matures in April 2027.

The following tables present information related to the terms of the agreements:

Nominal Amount		Strike price
Currency	Amount	Call option written	Call option bought
	$50,000	8.20	5.62

Payable			Receivable			Interest payment dates
Currency	Amount	Interest rate (i)	Currency	Amount	Interest rate
BRL	281,150	CDI plus 2.47%		$50,000	5.46%	April 30/ October 31

(i) “CDI” Certificados de Depósitos Interbancários

In addition, during the fiscal years ended December 31, 2020, 2019 and 2018, the Company entered into certain forward contracts that generated net (payments) and collections for $(39), $787 and ($81).

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Leases

The Company leases locations through ground leases (the Company leases the land and owns the building) and through improved leases (the Company leases land and buildings). The operating leases are mainly related to restaurant and dessert center locations. The average of lease’s terms is about 15 years and, in many cases, include renewal options provided by the agreement or government’s regulations, as there are reasonably certain to be exercised. Typically, renewal options are considered reasonably assured of being exercised if the associated asset lives of the building or leasehold improvements exceed the initial lease term, and the sales performance of the restaurant remains strong. Therefore, its associated payments are included in the measurement of the right-of-use asset and lease liability. Although, certain leases contain purchase options, is not reasonably certain that the Company will exercise them. In addition, many agreements include escalations amounts that vary by reporting unit, for example, including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. The lease agreements do not contain any material residual value guarantees or material restrictive covenants. Furthermore, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

The right-of-use assets and lease liabilities are recognized using the present value of the remaining future minimum lease payments discounted by the Company's incremental borrowing rate. The Company has elected not to separate non-lease components from lease components in its lessee portfolio. For most locations, the Company is obliged for the related occupancy costs, such as maintenance.

In addition, in March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. The agreement includes a purchase option at the end of the lease term at fair market value and also an early purchase option at a fixed amount of $26,685 at maturity of the 24th quarterly payment. On December 22, 2017, the Company signed an amendment, extending the term of the aircraft operating lease for an additional 10 years, with quarterly payments (retroactively effective as of December 5, 2017) of $442. The Company was required to make a cash collateral deposit of $2,500 under this agreement.

In order to mitigate the negative impact of COVID-19 on its financial results, the Company has been renegotiating terms and conditions with several lessors. The Company decided not to evaluate whether the potential concessions provided by the lessors are lease modifications under ASU No. 2016-02, Leases (Topic 842) according to the interpretive guidance issued by the FASB staff in April 2020.

At December 31, 2020, maturities of lease liabilities under existing operating leases are:

	Restaurant	Other	Total (i)
2021	$122,497	$5,705	$128,202
2022	117,025	4,221	121,246
2023	112,715	3,199	115,914
2024	109,398	2,747	112,145
2025	104,984	2,601	107,585
Thereafter	822,563	7,667	830,230
Total lease payments	$1,389,182	$26,140	$1,415,322
Lease discount			(605,881)
Operating lease liability			$809,441

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Leases (continued)

(i)	The Company has certain leases subject to index adjustments. As part of the adoption of ASC 842, the Company used the effective index rate at transition date in its disclosure and calculation of the lease liability. However, for leases entered into after January 1, 2019, the inflation index rate will be used to calculate the lease liability only when a lease modification occurs.

The Company maintains a few finance leases agreements, previously classified as capital leases. As of December 31, 2020 and 2019 the obligation amounts to $5,941 and $5,419 respectively, included within "Long-term debt" in the Consolidated Balance Sheet.

The following table is a summary of the Company´s components of lease cost for fiscal years 2020, 2019 and 2018:

Lease Expense	Statements of Income Location	2020	2019	2018
Operating lease expense - Minimum rentals:
Company-operated restaurants	Occupancy and other operating expenses	$(69,151)	$(104,236)	$(105,358)
Franchised restaurants	Franchised restaurants - occupancy expenses	(23,510)	(34,727)	(30,970)
General and administrative	General and administrative expenses	(7,062)	(7,614)	(7,610)
Subtotal		(99,723)	(146,577)	(143,938)
Variable lease expense - Contingent rentals based on sales:
Company-operated restaurants	Occupancy and other operating expenses	(26,153)	(29,562)	(33,921)
Franchised restaurants	Franchised restaurants - occupancy expenses	(13,248)	(12,878)	(14,595)
Subtotal		(39,401)	(42,440)	(48,516)
Total lease expense		$(139,124)	$(189,017)	$(192,454)

Other information	2020
Weighted-average remaining lease term (years)
Operating leases	8
Weighted-average discount rate
Operating leases	6.6%

15.	Franchise arrangements

Individual franchise arrangements generally include a lease, a license and provide for payment of initial franchise fees, as well as continuing rent and service fees (royalties) to the Company based upon a percentage of sales with minimum rent payments. The company’s franchisees are granted the right to operate a restaurant using the McDonald’s system and, in most cases, the use of a restaurant facility, generally for a period of 20 years. At the end of the 20-year franchise arrangement, the Company maintains control of the underlying real estate and building and can either enter into a new franchise arrangement with the existing franchisee or a different franchisee, or close the restaurant. Franchisees pay related occupancy costs including property taxes, insurance and maintenance. Pursuant to the MFAs, the Company pays initial fees and continuing service fees for franchised restaurants to McDonald’s Corporation. Therefore, the margin for franchised restaurants is primarily comprised of rental income net of occupancy expenses (depreciation for owned property and equipment and/or rental expense for leased properties).

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Franchise arrangements (continued)

At December 31, 2020 and 2019, net property and equipment under franchise arrangements totaled $92,354 and $123,832, respectively (including land for $24,661 and $32,373, respectively).

Revenues from franchised restaurants for fiscal years 2020, 2019 and 2018 consisted of:

	2020	2019	2018
Rent (i)	$89,123	$145,860	$148,094
Initial fees (ii) (iii)	203	287	195
Royalty fees (iv)	275	643	673
Total	$89,601	$146,790	$148,962

(i)	Includes rental income of own buildings and subleases. As of December 31, 2020 and 2019 the subleases rental income amounted to $74,723 and $114,459, respectively.

(ii)	Presented net of initial fees owed to McDonald’s Corporation for $493, $1,456 and $1,323 in 2020, 2019 and 2018, respectively.

(iii)	On January 1, 2018, the Company adopted ASC 606 “Revenue Recognition - Revenue from Contracts with Customers”. As such, initial franchise fees received are deferred over the term of the franchise agreement. See Note 3 Revenue Recognition, for details.

(iv)	Presented net of royalties fees owed to McDonald’s Corporation for $36,554, $57,709 and $57,733 in 2020, 2019 and 2018, respectively. As a consequence of the negative impacts of the spread of COVID-19 in the operations, McDonald’s granted a deferral of all the royalties payments due to sales in March, April, May, June and July 2020 until the first half of 2021.

At December 31, 2020, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2021	$3,312	$47,661	$50,973
2022	2,648	42,458	45,106
2023	2,413	36,985	39,398
2024	2,321	31,915	34,236
2025	2,315	28,547	30,862
Thereafter	9,754	135,349	145,103
Total	$22,763	$322,915	$345,678

16.	Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2020, 2019 and 2018 were as follows:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Income taxes (continued)

	2020	2019	2018
Puerto Rico	18.5%	18.5%	20.0%
Curacao	22.0%	22.0%	22.0%
USVI	22.5%	22.5%	22.5%
Aruba, Panama, Uruguay and Netherlands	25.0%	25.0%	25.0%
Ecuador	25.0%	25.0%	28.0%
Chile	27.0%	27.0%	27.0%
Martinique, French Guyana and Guadeloupe	28.0%	31.0%	33.3%
Peru	29.5%	29.5%	29.5%
Trinidad and Tobago	30.0%	25.0%	25.0%
Argentina Costa Rica and México	30.0%	30.0%	30.0%
Colombia	32.0%	33.0%	37.0%
Brazil and Venezuela	34.0%	34.0%	34.0%

Income tax expense for fiscal years 2020, 2019 and 2018 consisted of the following:

	2020	2019	2018
Current income tax expense	$17,061	$46,811	$47,488
Deferred income tax expense	471	(7,974)	648
Income tax expense	$17,532	$38,837	$48,136

Income tax expense for fiscal years 2020, 2019 and 2018, differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income (loss) as a result of the following:

	2020	2019	2018
Pre-tax (loss) income	$(131,854)	$118,953	$85,169
Weighted-average statutory income tax rate (i)	22.9%	36.6%	42.7%
Income tax (benefit) expense at weighted-average statutory tax rate on pre-tax income (loss)	(30,226)	43,488	36,354
Permanent differences:
Change in valuation allowance (ii)	2,958	(24,864)	(24,307)
Expiration and changes in tax loss carryforwards (iii)	13,820	17,799	18,599
Venezuelan remeasurement and inflationary impacts (iv)	1,682	1,743	16,857
Non-taxable income and non-deductible expenses	12,092	7,545	10,085
Tax benefits	(1,701)	(9,667)	(11,403)
Income taxes withholdings on intercompany transactions (v)	6,515	5,005	7,723
Differences including exchange rate, inflation adjustment and filing differences	6,684	(5,291)	(2,574)
Alternative Taxes	2,054	658	(1,283)
Others (vi)	3,654	2,421	(1,915)
Income tax expense	$17,532	$38,837	$48,136

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Income taxes (continued)

(i)	Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.

(ii)	Comprises net changes in valuation allowances for the year, mainly related to net operating losses.

(iii)	Expiration of loss tax carryforwards are mainly generated by Caribbean division.

(iv)	Comprises changes in valuation allowance during 2020, 2019 and 2018 for $43,249, $983 and $(304), respectively.

(v)	Comprises income tax withheld on the payment of interest on intercompany loans.

(vi)	Mainly comprises income tax effects over intercompany transactions which are eliminated for consolidation purposes.

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities as of December 31, 2020 and 2019 are presented below:

	2020	2019
Tax loss carryforwards (i)	$186,781	$144,759
Purchase price allocation adjustment	12,247	15,158
Property and equipment, tax inflation	31,080	36,690
Other accrued payroll and other liabilities	29,622	33,065
Share-based compensation	1,719	2,062
Provision for contingencies, bad debts and obsolescence	4,621	2,534
Other deferred tax assets (ii)	75,121	56,927
Other deferred tax liabilities (iii)	(47,593)	(32,280)
Property and equipment - difference in depreciation rates	(7,902)	(418)
Valuation allowance (iv)	(235,196)	(194,426)
Net deferred tax asset	$50,500	$64,071

(i)	As of December 31, 2020, the Company and its subsidiaries has accumulated net operating losses amounting to $656,119. The Company has net operating losses amounting to $145,127, expiring between 2021 and 2025. In addition, the Company has net operating losses amounting to $317,650 expiring after 2025 and net operating losses amounting to $193,342 that do not expire. Changes in tax loss carryforwards for the year relate to the creation of NOLs, mainly in Venezuela.

(ii)	Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). For the fiscal year ended December 31, 2020, this item includes: difference in depreciation of leases (related to differences between ASC842 and local tax regulation) for $51,772 in Brazil and provision for regular expenses for $10,098 in Brazil, Colombia and Argentina. For the Fiscal year ended December 31, 2019 this item includes difference in depreciation of leases in Brazil for $30,524, provision for regular expenses for $10,376, in Brazil, Mexico and Colombia and bad debt reserve in Puerto Rico for $4,218.

(iii)	Primarily related to leases contracts (related to differences between ASC842 and local tax regulation).

(iv)	In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $50,500 for the year ended December 31, 2020, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $55,567 and $5,067, respectively.

The total amount of $64,071 for the year ended December 31, 2019, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $68,368 and $4,297, respectively.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Income taxes (continued)

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences, comprise undistributed earnings considered permanently invested in subsidiaries amounted to $187,215 at December 31, 2020. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2020, and 2019, the Company has not identified unrecognized tax benefits that would favorably affect the effective tax rate if resolved in the Company’s favor.

The Company account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of significant judgment in evaluating the tax positions and assessing the timing and amounts of deductible and taxable items. The Company is regularly under audit in multiple tax jurisdictions and is currently under examination in several jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2014.

As of December 31, 2020, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $169 million, related to assessments for the fiscal years 2009 to 2015. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the tax positions because the outcome of tax audits cannot be predicted with certainty. While the Company cannot estimate the impact that new information may have on their unrecognized tax benefit balance, it believes that the liabilities recorded are appropriate and adequate as determined under ASC 740.

17.	Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering 2011.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering, which are totally vested. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2019 (from 2015 to 2019 only restricted share units). From 2011 to 2018, both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The 2019 award vested on May 10, 2020. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the grant date. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

On June 28, 2016, 1,117,380 stock options were converted to a liability award maintaining the original conditions of the 2011 Plan. There were not incremental compensation costs resulting from the modification. The employees affected by this modification were 104. The accrued liability was remeasured on a monthly basis until settlement. This liability award plan expired on May 2020.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense related to this award in the amount of $1,564, $1,884 and $3,661 during fiscal years 2020, 2019 and 2018, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

The Company recognized $(244), $(422) and $(175) of related income tax expense during fiscal years 2020, 2019 and 2018, respectively.

Stock Options

The following table summarizes the activity of stock options during fiscal years 2020, 2019 and 2018:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2017	634,489	14.28	4.28
Expired (i)	(143,416)	21.20	5.89
Outstanding at December 31, 2018	491,073	12.26	3.81
Expired (i)	(216,633)	14.35	5.13
Outstanding at December 31, 2019	274,440	10.62	2.77
Expired (i)	(97,672)	14.31	4.19
Outstanding at December 31, 2020	176,768	8.58	1.98
Exercisable at December 31, 2020	176,768	8.58	1.98

(i)	As of December 31, 2020, 2019 and 2018, additional paid-in capital included $409, $1,111 and $844, respectively, related to expired stock options.

The following table provides a summary of outstanding stock options at December 31, 2020:

Vested (i)
Number of units outstanding	176,768
Weighted-average grant-date fair market value per unit	1.98
Total grant-date fair value	350
Weighted-average accumulated percentage of service	100%
Stock-based compensation recognized in Additional paid-in capital	350

(i)	Related to exercisable awards.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Share-based compensation (continued)

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2020, 2019 and 2018:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2017	1,736,845	6.65
2018 annual grant	520,393	8.50
Partial vesting	(534,589)	6.01
Forfeitures	(117,600)	7.24
Outstanding at December 31, 2018	1,605,049	7.41
2019 annual grant	35,000	8.00
Partial vesting of 2014 grant	(38,222)	8.58
Partial vesting of 2015 grant	(115,634)	6.33
Partial vesting of 2016 grant	(134,501)	4.70
Partial vesting of 2017 grant	(174,232)	9.20
Forfeitures	(239,621)	7.74
Outstanding at December 31, 2019	937,839	7.50
Partial vesting of 2015 grant	(101,928)	6.33
Partial vesting of 2016 grant	(114,045)	4.70
Partial vesting of 2017 grant	(67,606)	9.20
Partial vesting of 2018 grant	(163,695)	8.50
Vesting of 2019 grant	(35,000)	8.00
Forfeitures	(4,367)	7.75
Outstanding at December 31, 2020	451,198	7.80
Exercisable at December 31, 2020	—	—

The total fair value of restricted share units vested during 2020, 2019 and 2018 was $3,475, $3,295 and $3,214, respectively. As of December 31, 2020 the Company issued $472,130 Class A shares. Therefore, accumulated recorded compensation expense totaling $3,399 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance. As of December 31, 2020, there were 10,392, 3,032 and $2,775 Class A shares, amounting to $76, $19 and $17, pending of issuance in connection with the partial vestings 2020, 2019 and 2018, respectively.

The following table provides a summary of outstanding restricted share units at December 31, 2020:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Share-based compensation (continued)

Restricted Share Units (continued)

Number of units outstanding (i)	451,198
Weighted-average grant-date fair market value per unit	7.80
Total grant-date fair value	3,519
Weighted-average accumulated percentage of service	80.44%
Stock-based compensation recognized in Additional paid-in capital	2,831
Compensation expense not yet recognized (ii)	688

(i)	Related to awards that will vest between fiscal years 2021 and 2023.

(ii)	Expected to be recognized in a weighted-average period of 0.7 years.

Phantom RSU Award

In May 2019, the Company implemented a new long-term incentive plan (called Phantom RSU Award) to reward employees giving them the opportunity to share the success of the Company in the creation of value for its shareholders. In accordance with this plan, the Company granted units (called “Phantom RSU”) to certain employees, pursuant to which they are entitled to receive, when vested, a cash payment equal to the closing price of one Class A share on the respective day in which this benefit is due and the corresponding dividends per-share (if any) formally declared and paid during the service period.

The award has two types of grant. Phantom RSU type one has 465,202 units which vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. Phantom RSU type two has 1,207,455 units which vest 100% at the fifth anniversary from the date of grant. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The grant-date stock price of both types of grants was $6.78. On December 2020, the Company implemented a new Phantom RSU type two with 65,440 units at a price of $4.89 that vest 100% at May 2021.

The total compensation cost as of December 31, 2020 and 2019, amounts to $1,232 and $2,102 respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.

The following table summarizes the activity under the plan as of December 31, 2020:

Units
Outstanding at December 31, 2019	1,661,820
Grant 2020	65,440
Partial vesting of 2019 Grant	(5,162)
Forfeitures	(31,614)
Outstanding at December 31, 2020	1,690,484
Exercisable at December 31, 2020	—

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Share-based compensation (continued)

Phantom RSU Award (continued)

Total Non-vested (i)
Number of units outstanding	1,690,484
Current share price	5.03
Total fair value of the plan	8,503
Weighted-average accumulated percentage of service	39.00%
Accrued liability (ii)	3,316
Compensation expense not yet recognized (iii)	5,187

(i)	Related to awards that will vest between May 2021 and May 2024.

(ii)	Presented within “Accrued payroll and other liabilities” in the Company’s current and non current liabilities balance sheet.

(iii)	Expected to be recognized in a weighted-average period of 2.93 years.

18.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened;

(ii)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years, substantially consistent with market. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement. Nevertheless, on occasions McDonald’s provides support in royalties in order to encourage the Company´s growth plan;

(iii)	to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of 5% of the Company gross sales on Advertising and Promotion activities.

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

As a consequence of the negative impacts of the spread of COVID-19 on the Company’s operations, during 2020, McDonald’s granted the Company a deferral of all the royalty payments due related to sales in March, April, May, June and July 2020 until the first half of 2021; a reduction in the adverting and promotion spending requirements from 5% to 4% for the annual period 2020 and the withdrawal of the previously-agreed restaurant opening and reinvestment plan, agreeing in place of this obligation a plan for 2021 only. In addition, McDonald’s provided the Company with a growth support which is expected to result in a consolidated royalty effective rate of about 5.3% in 2021.

For the three-month periods ended from March 31, 2020 to December 31, 2020, the Company was not in compliance with the ratio requirements mentioned in point (v) above. The ratios for the period mentioned, were as follows:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Commitments and contingencies (continued)

Commitments (continued)

	Fixed Charge Coverage Ratio	Leverage Ratio
March 31, 2020	1.74	4.15
June 30, 2020	1.35	5.37
September 30, 2020	1.15	6.31
December 31, 2020	0.96	7.71

However, McDonald’s Corporation granted the Company limited waivers from June 30, 2020 through and including December 31, 2021, during which time the Company is not required to comply with the financial ratios set forth in the MFA. After December 31, 2021, if the Company remains non-compliant with the financial requirements and is unable to obtain an extension of the waiver or to comply with the original commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business. Notwithstanding the foregoing, the Company does not expect any material adverse effect to its business, results of operations, financial condition or cash flows as a result of this situation.

In addition, ADBV maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit were issued by Credit Suisse amounting to $45 million, Itaú Unibanco S.A. (Itaú) amounting to $15 million and JPMorgan amounting to $20 million. They can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio of 4.0 for Credit Suisse and Itaú letters and 4.5 for JPMorgan letter. As of December 31, 2020, ADBV was not in compliance with these ratios. However, ADBV received waivers from each of its lenders under these letters of credit if any event of default occurs for compliance with the applicable ratios. If ADBV is unable to comply with the conditions of the waivers or to obtain further waivers for future non-compliance with any terms of the letters of credit and its lenders terminate the letters of credit, we would be in breach of our obligations under the MFAs, if ADBV cannot replace the instrument or use cash as collateral.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2020 and 2019, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $26,948 and $26,158, respectively, presented as follow: $2,024 and $2,035 as a current liability and $24,924 and $24,123 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Commitments and contingencies (continued)

Provision for contingencies (continued)

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2020:
Tax contingencies in Brazil (i)	$10,595	$2,040	$—	$435	$(2,408)	$10,662
Labor contingencies in Brazil (ii)	16,839	12,087	(10,499)	—	(3,913)	14,514
Other (iii)	11,404	1,203	(1,421)	—	(1,279)	9,907
Subtotal	38,838	15,330	(11,920)	435	(7,600)	35,083
Judicial deposits (iv)	(12,680)	—	—	1,626	2,919	(8,135)
Provision for contingencies	$26,158	$15,330	$(11,920)	$2,061	$(4,681)	$26,948

Year ended December 31, 2019:
Tax contingencies in Brazil (i)	$9,497	$1,455	$—	$—	$(357)	$10,595
Labor contingencies in Brazil (ii)	21,108	12,916	(16,068)	—	(1,117)	16,839
Other (iii)	11,462	3,070	(1,700)	—	(1,428)	11,404
Subtotal	42,067	17,441	(17,768)	—	(2,902)	38,838
Judicial deposits (iv)	(13,558)	—	—	354	524	(12,680)
Provision for contingencies	$28,509	$17,441	$(17,768)	$354	$(2,378)	$26,158

Year ended December 31, 2018:
Tax contingencies in Brazil (i)	$9,324	$1,805	$—	$—	$(1,632)	$9,497
Labor contingencies in Brazil (ii)	21,061	20,785	(17,718)	—	(3,020)	21,108
Other (iii)	15,646	1,405	(1,984)	—	(3,605)	11,462
Subtotal	46,031	23,995	(19,702)	—	(8,257)	42,067
Judicial deposits (iv)	(18,075)	—	—	1,843	2,674	(13,558)
Provision for contingencies	$27,956	$23,995	$(19,702)	$1,843	$(5,583)	$28,509

(i)	In 2020, 2019 and 2018, it includes mainly CIDE.

(ii)	It primarily relates to dismissals in the normal course of business.

(iii)	It relates to tax and labor contingencies in other countries and civil contingencies in all the countries.

(iv)	It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2020, there are certain matters related to the interpretation of tax, labor and civil laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $226 million and $249 million.

During previous years, there was a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”). The claim sought declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. During the years the lawsuit was in force, the Company believed that the probability of loss was remote. On December 28, 2019 and March 31, 2020, the Company reached confidential settlement agreements with Puerto Rican franchisees finalizing all controversies and disputes among the parties. All corresponding judicial documentation was

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Commitments and contingencies (continued)

Provision for contingencies (continued)

filed to end the proceedings and the case was successfully dismissed by the Court, finalizing all controversies and disputes among the parties.

Additionally, during 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim sought declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. During December 2019, the franchisee reached a Confidential Settlement Agreement with the Company finalizing all controversies and disputes among them.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that met periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. During the years the lawsuit was in force, the Company believed that the probability of loss was remote. On December 28, 2019 and March 31, 2020 the Company reached confidential settlement agreements with Puerto Rican franchisees, sole members of PROA, finalizing all controversies and disputes among the parties. All corresponding judicial documentation was filed to end this proceeding and the case was successfully dismissed by the Court.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claim. At December 31, 2020, the provision for contingencies includes $1,259 ($1,612 at December 31, 2019), related to this claim. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

19.       Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

19.	Disclosures about fair value of financial instruments (continued)

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31,	Balance as of December 31,
	2020	2019	2020	2019	2020	2019	2020	2019
Assets
Cash equivalents	$106,856	$49,038	$—	$—	$—	$—	$106,856	$49,038
Short-term Investments	—	25	—	—	—	—	—	25
Derivatives	—	—	122,603	58,107	—	—	122,603	58,107
Total Assets	$106,856	$49,063	$122,603	$58,107	$—	$—	$229,459	$107,170
Liabilities
Derivatives	$—	—	20,525	$14,037	$—	$—	20,525	14,037
Total Liabilities	$—	$—	$20,525	$14,037	$—	$—	$20,525	$14,037

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At December 31, 2020, the fair value of the Company’s long-term debt was estimated at $832,753, compared to a carrying amount of $788,521. This fair value was estimated using various pricing models or discounted cash flow analysis

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

19.	Disclosures about fair value of financial instruments (continued)

that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2020, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

20.	Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents and accounts and notes receivable. Cash and cash equivalents are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents. Concentrations of credit risk with respect to accounts and notes receivable are generally limited due to the large number of franchisees comprising the Company’s franchise base.

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. See Note 22 for additional information pertaining to the Company’s Venezuelan operations. In addition, during 2020 the Company was affected by the spread of COVID-19 along the region. See Note 1 for additional information.

21.	Segment and geographic information

 The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those described in Note 3.

The following table presents information about profit or loss and assets for each reportable segment:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2020	2019	2018
Revenues:
Brazil	$862,748	$1,385,566	$1,345,453
Caribbean division	381,090	399,251	483,743
NOLAD	311,887	431,266	406,848
SLAD	428,494	742,994	845,527
Total revenues	$1,984,219	$2,959,077	$3,081,571

Adjusted EBITDA:
Brazil	$76,155	$227,844	$218,391
Caribbean division	28,847	24,955	(8,281)
NOLAD	10,207	39,027	32,313
SLAD	3,272	63,120	73,670
Total reportable segments	118,481	354,946	316,093
Corporate and others (i)	(50,370)	(63,171)	(58,096)
Total adjusted EBITDA	$68,111	$291,775	$257,997

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2020	2019	2018
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$68,111	$291,775	$257,997

(Less) Plus items excluded from computation that affect operating (loss) income:
Depreciation and amortization	(126,853)	(123,218)	(105,800)
Gains from sale or insurance recovery of property and equipment	4,210	5,175	4,973
Write-offs of property and equipment	(4,501)	(4,733)	(4,167)
Impairment of long-lived assets	(6,636)	(8,790)	(18,950)
Impairment of goodwill	(1,085)	(273)	(167)
Reorganization and optimization plan expenses	—	—	(11,003)
2008 Long-Term Incentive Plan incremental compensation from modification	—	—	575
Operating (loss) income	(66,754)	159,936	123,458
(Less) Plus:
Net interest expense	(59,068)	(52,079)	(52,868)
(Loss) gain from derivative instruments	(2,297)	439	(565)
Gain from securities	25,676	—	—
Foreign currency exchange results	(31,707)	12,754	14,874
Other non-operating income (expenses), net	2,296	(2,097)	270
Income tax expense	(17,532)	(38,837)	(48,136)
Net income attributable to non-controlling interests	(65)	(220)	(186)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(149,451)	$79,896	$36,847

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2020	2019	2018
Depreciation and amortization:
Brazil	$59,466	$63,467	$52,632
Caribbean division	20,742	18,481	22,835
NOLAD	22,200	21,422	20,829
SLAD	20,329	20,713	19,293
Total reportable segments	122,737	124,083	115,589
Corporate and others (i)	5,288	4,894	5,696
Purchase price allocation (ii)	(1,172)	(5,759)	(15,485)
Total depreciation and amortization	$126,853	$123,218	$105,800

Property and equipment expenditures:
Brazil	$39,127	$146,322	$100,926
Caribbean division	9,582	15,934	18,640
NOLAD	9,627	32,662	24,145
SLAD	27,975	70,280	53,300
Others	—	37	30
Total property and equipment expenditures	$86,311	$265,235	$197,041

	As of December 31,
	2020	2019
Total assets:
Brazil	$1,102,009	$1,328,984
Caribbean division	420,481	429,170
NOLAD	412,045	458,235
SLAD	372,974	389,976
Total reportable segments	2,307,509	2,606,365
Corporate and others (i)	95,802	67,195
Purchase price allocation (ii)	(109,357)	(115,875)
Total assets	$2,293,954	$2,557,685

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31,2020 and 2019, corporate assets primarily include corporate derivatives, cash and cash equivalents and lease right of use.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill and the corresponding depreciation and amortization. As of December 31,2020 and 2019 primarily related with the reduction of goodwill.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Segment and geographic information (continued)

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $796,532 and $960,986 at December 31, 2020 and 2019, respectively. All of the Company’s long-lived assets are related to foreign operations.

22.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VEF or VES) held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela.

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations, including different mechanisms to access foreign currency. During 2018, the applicable system was DICOM that operated through an auction mechanism. The Company had access to DICOM at an exchange rate greater than the one published by the governmental authorities. Considering that under ASC 830, foreign currency transactions are required to be remeasured at the applicable rate at which a particular transaction could be settled, each time the Company accessed to DICOM at an exchange rate greater than the one published, this rate was considered for remeasurements purposes. Moreover, during 2019, the Central Bank of Venezuela permitted financial institution to participate as intermediaries in foreign currency operations.

On August 20, 2018, the Government announced the removal of five zeros from the Venezuelan currency and renamed it as “Sovereign Bolivar” (VES). In addition, the new currency devaluated from 2.48 to 59.93 VES per US dollar. Since that moment, the Sovereign Bolivar has been depreciating its value against US dollar.

The consequence of several reassessment of the exchange rate used for remeasurement purposes, the Company recognized negative impacts within the Consolidated Statement of Income, mainly related to the write down of certain inventories due to the impact on their net recoverable value, impairment of long-lived assets and foreign currency exchange results. The following table summarizes the impacts during fiscal years 2020, 2019 and 2018:

	2020	2019	2018
Write down of inventories (i)	$(1,625)	$(4,468)	$(61,007)
Impairment of long-lived assets (i)	(904)	(2,123)	(12,089)
Foreign currency exchange income (loss) (ii)	27	(583)	5,061

(i)	Presented within Other operating income (expenses), net.

(ii)	Presented within Foreign currency exchange results.

Revenues and operating (loss) income of the Venezuelan operations were $4,494 and $(7,712), respectively, for fiscal year 2020; $10,184 and $(8,240), respectively, for fiscal year 2019; and $78,859 and $(52,054), respectively, for fiscal year 2018.

As of December 31, 2020, the Company did not have a material monetary position, which would be subject to remeasurement in the event of further changes in the exchange rate. In addition, Venezuela’s non-monetary assets were $10.1 million (mainly fixed assets).

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the fiscal year ended December 31, 2020.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.	Venezuelan operations (continued)

The Company’s Venezuelan operations, continue to be impacted by the country’s macroeconomic volatility, including the ongoing hyperinflationary environment. Additionally, the operations would be further affected by more stringent controls on foreign currency exchange, pricing, payments, profits or imports; the continued migration or the high levels of unemployment. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

23.	Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At December 31, 2017, the Company had 211,072,508 shares issued and outstanding with no par value, consisting of 131,072,508 class A shares and 80,000,000 class B shares.

During fiscal years 2020, 2019 and 2018, the Company issued 472,130, 470,558 and 520,565 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan.

On May 22, 2018, the Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time, along one year, up to $60,000 of issued and outstanding Class A shares of no par value of the Company.

As of February 15, 2019, the Company purchased 7,993,602 shares amounting to $60,000 and the program concluded. The shares reacquired were recorded at cost within “Common stock in treasury” in the Consolidated Statement of Changes in Equity.

On August 12, 2020, the Company used 2,723,614 of treasury shares to satisfy a stock dividend distribution.

As of December 31, 2020, 2019 and 2018 the Company had 207,265,773; 204,070,029 and 205,232,247 outstanding shares, consisting of 127,265,773; 124,070,029 and 125,232,247 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities and the Company is able to pay its debts as they become due.

On March 3, 2020, the Company approved a cash dividend distribution to all Class A and Class B shareholders of $0.11 per share, to be paid in three installments, as follows: $0.05 per share on April 10, 2020, $0.03 per share on August 13, 2020 and $0.03 per share on December 10, 2020. On July 6, 2020, the Company cancelled the two remaining cash dividend payments of $0.03 cents per share each, scheduled for August 13 and December 10, 2020. As of December 31, 2020 the cash dividend paid was $10,204.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

24.	Earnings per share

Distribution of dividends (continued)

On July 6, 2020, the Company approved a stock dividend to all Class A and Class B shareholders to be distributed on August 12, 2020. The Company distributed a dividend of one share for every seventy-five shares held by its shareholders and paid cash in lieu of fractional shares. Therefore, the Company distributed 2,723,614 repurchased shares, and paid cash $16 for fractional shares.

Accumulated other comprehensive income (loss)

The following table sets forth information with respect to the components of “Accumulated other comprehensive income (loss)” as of December 31, 2020 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2017	$(436,281)	$8,359	$(1,425)	$(429,347)
Other comprehensive (loss) income before reclassifications	(62,996)	13,888	(418)	(49,526)
Net (income) loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	(23,887)	494	(23,393)
Net current-period other comprehensive (loss) income	(62,996)	(9,999)	76	(72,919)
Balances at December 31, 2018	(499,277)	(1,640)	(1,349)	(502,266)
Other comprehensive (loss) income before reclassifications	(12,168)	(5,185)	(55)	(17,408)
Net (income) loss reclassified from accumulated other comprehensive income to consolidated statement of income	—	85	864	949
Adoption of ASU 2017-12	—	(780)	—	(780)
Net current-period other comprehensive (loss) income	(12,168)	(5,880)	809	(17,239)
Balances at December 31, 2019	(511,445)	(7,520)	(540)	(519,505)
Other comprehensive loss before reclassifications	(76,359)	54,287	(195)	(22,267)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement income	—	(43,324)	236	(43,088)
Net current-period other comprehensive (loss) income	(76,359)	10,963	41	(65,355)
Balances at December 31, 2020	$(587,804)	$3,443	$(499)	$(584,860)

(i)	Mainly related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

23.	Shareholders’ equity

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2020	2019	2018
Net (loss) income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$(149,451)	$79,896	$36,847
Weighted-average number of common shares outstanding - Basic	205,417,516	204,003,977	209,136,832
Incremental shares from assumed exercise of stock options (i)	—	—	—
Incremental shares from vesting of restricted share units	287,965	664,375	983,634
Weighted-average number of common shares outstanding - Diluted	205,705,481	204,668,352	210,120,466

Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.73)	$0.39	$0.18
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.73)	$0.39	$0.18

(i)	Options to purchase shares of common stock were outstanding during fiscal years 2020, 2019 and 2018. See Note 17 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

25.	Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Accounts and notes receivable, net	$272	$177
Other receivables	2,392	2,201
Miscellaneous	3,665	3,719
Accounts payable	(6,378)	(8,747)

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.	Related party transactions (continued)

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2020, 2019 and 2018:

	Fiscal years ended December 31,
	2020	2019	2018
Food and paper (i)	$(124,416)	$(188,276)	$(177,356)
Occupancy and other operating expenses	(3,667)	(7,252)	(5,322)

(i)	Includes $24,303 of distribution fees and $100,114 of suppliers purchases managed through the Axionlog Business for the fiscal year ended December 31, 2020; $38,658 and $149,618, respectively, for the fiscal year ended December 31, 2019; and $41,633 and $135,723, respectively, for the fiscal year ended December 31, 2018.

As of December 31, 2020 and 2019, the Company had other receivables totaling $1,761 and $2,325, respectively, and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $(508) and nil, respectively.

26.	Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2020:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$23,076	$937	$(22,929)	$(141)	$943
Valuation allowance on deferred tax assets	194,426	65,077	(18,870)	(5,437)	235,196
Reported as liabilities:
Provision for contingencies	26,158	17,391	(11,920)	(4,681)	26,948
Total	$243,660	$83,405	$(53,719)	$(10,259)	$263,087
Year ended December 31, 2019:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$25,539	$8,524	$(10,892)	$(95)	$23,076
Valuation allowance on deferred tax assets	219,920	2,375	(26,252)	(1,617)	194,426
Reported as liabilities:
Provision for contingencies	28,509	17,795	(17,768)	(2,378)	26,158
Total	$273,968	$28,694	$(54,912)	$(4,090)	$243,660
Year ended December 31, 2018:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$21,467	$6,064	$(1,860)	$(132)	$25,539
Valuation allowance on deferred tax assets	271,651	13,107	(37,718)	(27,120)	219,920
Reported as liabilities:
Provision for contingencies	27,956	25,838	(19,702)	(5,583)	28,509
Total	$321,074	$45,009	$(59,280)	$(32,835)	$273,968

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.	Valuation and qualifying accounts (continued)

(i)	Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Additions in provision for contingencies are explained as follows:

Fiscal years 2020, 2019 and 2018 – Relate to the accrual of $15,330, $17,441 and $23,995, respectively, and a reclassification of $2,061 and $354, during fiscal years 2020 and 2019, respectively. See Note 18 for details.

(ii)	Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements amounting to $11,920; $17,768 and $19,702 during fiscal years 2020, 2019 and 2018, respectively. as discussed in Note 18.

Deductions in allowance for doubtful accounts during fiscal years 2020 and 2019 mainly relate to reductions in the accrual and the write-off of some receivables from franchisees in Puerto Rico as a consequence of the confidential settlement agreements reached in December 2020 and March 2021 with Puerto Rican franchisees. For details see note 18.

(iii)	Presented in the consolidated balance sheet as follow: $585 and $22,442 at December 31, 2020 and 2019, respectively, within Accounts and notes receivable, net and $358 and $634 at December 31, 2020 and 2019, respectively, within Other receivables.